FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of January, 2004 (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20-F X   Form 40-F________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Confirms Guidance for 2003, Provides Outlook for 2004. Dated: January 12, 2004.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                                     (Registrant)
Date: January 12, 2004.                              /s/ Guy Geri
                                                     ------------------------
                                                     By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                    Description of Exhibit

10.1 Press Release: Retalix Ltd. Confirms Guidance for 2003, Provides Outlook for 2004. Dated:
                                  January 12, 2004.

                                  EXHIBIT 10.1

Contact Information:
CCG Investor Relations                                  Retalix Limited
15300 Ventura Boulevard, Suite 303                      Barry Shaked, CEO
Sherman Oaks, CA 91403                                  Danny Moshaioff, CFO
(818) 789-0100                                          Retalix Limited
Crocker Coulson, Partner                                (011) 972-9-776-6677
crocker.coulson@ccgir.com                               (760) 931-6940



FOR IMMEDIATE RELEASE

                    Retalix Ltd. Confirms Guidance for 2003,
                            Provides Outlook for 2004

              o Conference call scheduled for 10 am Eastern today

DALLAS, Texas, January 12, 2004 - Retalix Ltd. (Nasdaq: RTLX) today confirmed its guidance for 2003 and provided its business outlook for 2004.

Retalix anticipates that revenues for 2003 will exceed $91 million, and meet its prior guidance of 20% increase over 2002. Additionally, Retalix anticipates that its net income for 2003 (excluding a one-time capital gain realized in the fourth quarter of 2003) will exceed $7 million, and thus exceed its prior guidance of 20% increase over 2002.

Retalix expects that revenues for 2004 will grow by approximately 30% in comparison to 2003, including the anticipated contribution from the acquisition of OMI International Inc. Retalix announced this acquisition separately in a press release issued last week.

Retalix also expects that net income for 2004 will be approximately $5 million. This figure takes into account the anticipated expenses involved in the integration of the OMI acquisition, as well as the expected costs of developing a next generation, web-based version of OMI's applications and integrating these applications with ReMA - Retalix's web-based enterprise application suite. The OMI acquisition is expected to be accretive to earnings beginning in the fourth quarter of 2004.

Retalix will be holding a conference call to discuss the acquisition of OMI and its business outlook for 2004 today, Monday, January 12, 2004 at 10:00 AM EST (7:00 AM PST and 17:00 Israeli Time). Participating in the call will be Retalix Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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